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Exhibit 99.4

May 13, 2011

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite our shareholders to attend the annual meeting (the "Meeting") of DragonWave Inc. ("DragonWave" or the "Corporation"). This year, the Meeting will be held as follows:

Date:	Tuesday, June 14, 2011
Time:	10:00 am (Eastern Daylight Time)
Place:	The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario

        At the Meeting, you will be asked to (i) receive the consolidated financial statements of DragonWave for the fiscal year ended February 28, 2011, together with the auditor's report thereon, and (ii) consider and vote on: (a) the election of directors; (b) the appointment of auditors of DragonWave; and (c) such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. The enclosed Management Proxy Circular provides a description of the proposed business of the Meeting to assist you in considering the matters to be voted upon. During the Meeting, we will present an overview of the Corporation and the Corporation's financial performance for the fiscal year ended February 28, 2011.

        Because of the importance of the matters to be considered at the Meeting, your shares should be represented whether or not you are personally able to attend. If you are unable to attend the Meeting in person, you are encouraged to complete and return the enclosed form of proxy or voting instruction form. Please note that you can revoke your proxy expressly or by executing a later proxy or by voting in person at the Meeting in accordance with the provisions of the Management Proxy Circular.

        We hope that you will be able to attend the Meeting in person as it will be an opportunity for us to speak with you about DragonWave and for you to meet some of the Board of Directors and management. If you cannot attend the Meeting in person, we invite you to listen to the Meeting via telephone by dialling-in using one of the following numbers: (877) 312-9202 for shareholders in Canada and the United States, or (408) 774-4000 for shareholders outside of Canada and the United States. On the day of the Meeting, you may also listen to the Meeting and view the slides that will be presented at the Meeting by visiting the following website: http://investor.dragonwaveinc.com/events.cfm.

        We have not prepared a formal annual report for the fiscal year ended February 28, 2011. The audited financial statements and MD&A for the fiscal year ended February 28, 2011 normally contained in an annual report are enclosed with this letter.

        We look forward to seeing you at the Meeting.

Gerry Spencer Chair, Board of Directors	Peter Allen Director, President and Chief Executive Officer

DragonWave Inc. 600-411 Legget Drive, Kanata, On K2K 3C9 Tel (613) 599-9991 Fax (613) 599-4225 www.dragonwaveinc.com

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  Exhibit 99.4